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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20957

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2018 (MM/DD/YY) AND ENDING 06/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KRAMBO CORPORATION

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1355 BAY STREET #4

(No. and Street)

SAN FRANCISCO (City) CA (State) 94123 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald J. Gruber 415-561-4100

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MRPR GROUP, PC

(Name – *if individual, state last, first, middle name*)

18444 Northwestern Hwy #800 (Address) Southfield (City) MI (State) 48034 (Zip Code)

SEC Mail Processing

AUG 2 6 2019

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Ronald J. Gruber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KRAMBO CORPORATION, as of June 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

8/21/19

Notary Public

LUIS ESCUDERO-FLORES
Notary Public - Michigan
Washtenaw County
My Commission Expires Oct 23, 2019
Acting in the County of Washtenaw

This report ** contains (check all applicable boxes):

- [ ] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KRAMBO CORPORATION
San Francisco, California

FINANCIAL STATEMENTS

Including Report of Independent Registered Public Accounting Firm

As of and for the Years Ended June 30, 2019 and 2018

KRAMBO CORPORATION

TABLE OF CONTENTS
As of and for the Years Ended June 30, 2019 and 2018

MRPR
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Members
Krambo Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Krambo Corporation and the SIPC, solely to assist you and the SIPC in evaluating Krambo Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2019. Krambo Corporation's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Krambo Corporation's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Krambo Corporation and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

MRPR GROUP, P.C.

Southfield, MI
August 15, 2019

One Northwestern Plaza • 28411 Northwestern Highway Suite 800 • Southfield Michigan 48034-5538 • www.mrpr.com

O 248.357.9000
F 248.357.9001

KRAMBO CORPORATION

STATEMENTS OF FINANCIAL CONDITION
As of June 30, 2019 and 2018

ASSETS

	2019	2018
Cash and cash equivalents	$ 230,264	$ 100,365
Fees receivable	94,173	15,500
Prepaid expenses	8,260	7,499
Lease deposit	3,712	3,712
Office furniture and equipment, net	23,971	24,153
TOTAL ASSETS	$ 360,380	$ 151,229

LIABILITIES AND STOCKHOLDERS' EQUITY

	2019	2018
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 2,168	$ 7,830
Deferred revenue	-	12,916
Total Liabilities	2,168	20,746
STOCKHOLDERS' EQUITY		
Common stock, $1 par value per share		
5,000 shares authorized		
2,663 shares issued and outstanding	2,663	2,663
Additional paid-in capital	427,253	427,253
Accumulated deficit	(71,704)	(299,433)
Total Stockholders' Equity	358,212	130,483
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 360,380	$ 151,229

See accompanying notes to financial statements

KRAMBO CORPORATION

STATEMENTS OF OPERATIONS
For the Years Ended June 30, 2019 and 2018

	2019	2018
REVENUES	$1,207,067	$683,861
EXPENSES		
Salaries and payroll taxes	702,720	401,066
Professional services	98,712	96,361
Rent and occupancy	65,558	57,622
Technology, data and communication	21,978	19,263
Travel and entertainment	30,072	18,211
Depreciation	9,054	8,648
Stationary and supplies	10,315	9,248
Regulatory fees	8,074	6,547
Insurance	3,649	2,745
Postage and delivery	2,455	2,458
Conferences and continuing education	3,190	5,049
Licenses	1,392	233
Other taxes	800	800
Miscellaneous	1179	996
Subscriptions and memberships	18	52
Total Expenses	959,166	629,299
INTEREST INCOME	112	36
NET INCOME	$ 248,013	$ 54,598

See accompanying notes to financial statements

KRAMBO CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended June 30, 2019 and 2018

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
BALANCES, June 30, 2017	$ 2,663	$ 427,253	$ (334,031)	$ 95,885
Distributions	-		(20,000)	(20,000)
2018 net income	-	-	54,598	54,598
BALANCES, June 30, 2018	2,663	427,253	(299,433)	130,463
Distributions	-		(20,284)	(20,284)
2019 net income	-	-	248,013	248,013
BALANCES, June 30, 2019	$ 2,663	$ 427,253	$ (71,704)	$ 358,212

See accompanying notes to financial statements

KRAMBO CORPORATION

STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2019 and 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 248,013	$ 54,598
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation	9,054	8,648
Changes in operating assets and liabilities:		
Fees receivable	(78,673)	(13,100)
Prepaid expenses	(761)	(2,758)
Accounts payable and accrued expenses	(5,662)	4,487
Deferred revenue	(12,916)	5,833
Net Cash Flows from Operating Activities	159,055	57,708
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of office furniture and equipment	(8,872)	(9,679)
Net Cash Flows from Investing Activities	(8,872)	(9,679)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to stockholders	(20,284)	(20,000)
Net Cash Flows from Financing Activities	(20,284)	(20,000)
Net Change in Cash and Cash Equivalents	129,899	28,029
CASH AND CASH EQUIVALENTS - Beginning of Year	100,365	72,336
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 230,264	$ 100,365

See accompanying notes to financial statements

MRPR
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Members
Krambo Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Krambo Corporation and the SIPC, solely to assist you and the SIPC in evaluating Krambo Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2019. Krambo Corporation's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Krambo Corporation's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Krambo Corporation and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

MRPR GROUP, P.C.

Southfield, MI
August 15, 2019

One Northwestern Plaza • 28411 Northwestern Highway Suite 800 • Southfield Michigan 48034-5538 • www.mrpr.com

O 248.357.9000
F 248.357.9001

KRAMBO CORPORATION

NOTES TO FINANCIAL STATEMENTS
As of and for the Years Ended June 30, 2019 and 2018

NOTE 1 – Summary of Significant Accounting Policies

Company's Activities and Operating Cycle

Krambo Corporation (the Company) functions primarily as an investment broker in the private placement of debt securities with institutional investors.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash balances in two financial institutions. The balances, at times, may exceed federally insured limits.

Fees Receivable

Fees receivable are unsecured and no allowance for doubtful accounts is considered necessary by management as of June 30, 2019 and 2018.

Office Furniture and Equipment, Net

Office furniture and equipment are stated at cost. Major expenditures for office furniture and equipment are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Office furniture and equipment are being depreciated for financial reporting purposes using straight-line and accelerated methods over estimated useful lives of five years.

Deferred Revenue

The Company receives non-refundable fees in advance which are recognized over the period that aligns with the work performed. The unrecognized portion is deferred until earned.

Income Taxes

The Company is an S Corporation for federal income tax reporting purposes. Substantially all income and income tax credits are passed directly to the stockholders. Consequently, no provision for federal income taxes is included in the accompanying financial statements.

For state tax purposes, the Company has elected to be taxed under the California Bank and Corporation Tax Fairness, Simplification and Conformity Act of 1987, which imposes a tax at the corporation level at the greater of 2.5 percent of income before taxes or a minimum tax.

NOTE 1 – Summary of Significant Accounting Policies (cont.)

The Company applies Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, "Accounting for Uncertainty in Income Taxes." The measurement and disclosure principles of this standard normally does not affect the financial statements of an entity that is not subject to income tax. As it relates to the Company, additional federal income taxes due to an adjustment to income or disallowed deductions generally would be imposed on the stockholders rather than the Company itself. However, there are certain exceptions where the Company could bear the burden of an uncertain federal income tax position.

The tax effects from an uncertain state income tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a state income tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For state income tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant state income tax authority.

The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statements of operations.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, "Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, "Identifying Performance Obligations and Licensing", which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016-12, "Narrow-Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606", which both affect narrow aspects of Topic 606. Topic 606 (as amended) is effective for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company has assessed the effect that Topic 606 (as amended) has on its results of operations, financial position and cash flows and has determined that the Company's revenue recognition practices have been aligned with the provisions of this standard, and there is no effect on its financial statements.

During February 2016, the FASB issued ASU No. 2016-02, "Leases." ASU No. 2016-02 was issued to increase transparency and comparability among organizations by recognizing all lease transactions (with terms in excess of 12 months) on the balance sheet as a lease liability and a right-of-use asset (as defined). ASU No. 2016-02 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, with earlier application permitted. Upon adoption, the lessee will apply the new standard retrospectively to all periods presented or retrospectively using a cumulative effect adjustment in the year of adoption. The Company is currently assessing the effect that ASU No. 2016-02 will have on its results of operations, financial condition and cash flows.

NOTE 2 – Revenue Recognition

Krambo Corporation's customers are primarily affordable housing entities located throughout the United States. The Company's services to these organizations are similar and the nature, amount, and timing of revenue and cash flow is not impacted by the organization's location or any other factors.

Revenue is measured based on consideration specified in a contract with a customer, and the Company recognizes revenue when it satisfies a performance obligation by transferring control over the product or service to a customer or when the contingency is satisfied.

The Company generates revenue from three primary activities:

- Mortgage sales or securitizations
- Forward commitments
- Advisory services

Mortgage sales or securitizations – the Company assists in private placement of homeowner mortgage notes generated by affordable housing organizations. There are multiple performance obligations within each engagement which are separately identified in the agreement between the Company and the organization.

The first performance obligation is the preparation of the Private Placement Memorandum ("PPM"). Fees for these services are typically charged to the customer in three installments and the revenue is recognized over time as the customer simultaneously receives and consumes the benefits provided by the Company's performance as the Company performs.

The second performance obligation is the closing of a mortgage sale or securitization. Fees for these services can either be a base fee and incentive fee which are variable fees based on the amount or number of mortgages placed multiplied by a percentage (based on the discount rate used to establish a purchase price for the sale or securitization) or a flat closing fee, either as set forth in the engagement agreement. These fees are charged to the customer and recognized at the time of closing. The customer may also be charged a flat fee for an additional purchaser. This fee is stated in the engagement agreement and is invoiced and recognized at the time of closing.

The third performance obligation is mobilization and document review. Fees for these services are charged at a flat rate per mortgage review. These fees are invoiced and recognized as the reviews are performed.

Forward commitment – the Company assists in the solicitation of commitments from financial institutions to provide mortgage loans to the affordable housing organization. There are multiple performance obligations within each engagement which are separately identified in the agreement.

The first performance obligation is the preparation of the Private Placement Memorandum ("PPM"). Fees for these services are typically charged to the customer in three installments and the revenue is recognized over time as the customer simultaneously receives and consumes the benefits provided by the Company's performance as the Company performs.

The second performance obligation is the execution of a Loan Origination Agreement (or Note Purchase Agreement or Loan Purchase and Sale Agreement). Fees for these services are variable fees based on the dollar amount of the commitment multiplied by rate determined by the discount rate obtained as set forth in the engagement agreement. These fees are invoiced and recognized at the time the agreement in executed. The customer may also be charged a flat fee for each additional financial institution. This fee is stated in the engagement agreement and is invoiced and recognized at the time of closing.

The third performance obligation is the mortgage closing. Fees for each mortgage closing are charged at a flat rate per closing of each Homeowner Mortgage Loan under the Loan Origination agreement. These fees are invoiced and recognized at the time of closing.

Advisory services – the Company provides advisory services on a variety of matters. Fees for these services are invoiced and recognized over the course of the services performed.

NOTE 3 - Office Furniture and Equipment, Net

The major categories of office furniture and equipment as of June 30 are summarized as follows:

	2019	2018
Office equipment and furnishings	$ 24,419	$ 21,140
Computer equipment	36,787	31,194
Total office furniture and equipment	61,206	52,334
Less: accumulated depreciation	(37,235)	(28,181)
Office furniture and equipment, net	$ 23,971	$ 24,153

Depreciation expense for the years ended June 30, 2019 and 2018 was $9,054 and $8,648

NOTE 4 - Leases

In February 2013 the Company entered into an operating lease for an office in Ann Arbor, Michigan. The initial term of the lease was from February 2013 through January 2016. The Company exercised its options to renew the lease through through January 31, 2022.

Minimum annual rents under this lease for years ending June 30 are $55,200, $57,560 and $34,475 for years ended June 30, 2020, 2021 and 2022, respectively.

Rent expense under this lease for the years ended June 30, 2019 and 2018 was $52,309and $49,229.

NOTE 5 - Concentrations

Two customers accounted for approximately 21% and 11% of total revenues for the year ended June 30, 2019 and two customers accounted for approximately 17% and 11% of total revenues for the year ended June 30, 2018.

Accounts receivable consisted of seven customers at June 30, 2019 and four customers as of June 30, 2018.

NOTE 6 - Net Capital Requirements

The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. As of June 30, 2019 and 2018, the Company had net capital of $228,096 and $79,619 which was $223,096 and $74,619 in excess of its required net capital of $5,000. The Company's net capital ratio was .01 to 1 and .26 to 1 as of June 30, 2019 and 2018.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's June 30, 2019 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 7- Retirement Plan

The Company maintains an employee 401(k) and profit sharing plan covering substantially all of its eligible employees as defined by the plan. Under the terms of the plan, the Company may make discretionary matching contributions. The Company made matching contributions of $20,952 and $12,297 for the years ended June 30, 2019 and 2018, respectively.

NOTE 8- Subsequent Events

The Company has evaluated subsequent events through August 15, 2019, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended June 30, 2019.

SUPPLEMENTAL INFORMATION

KRAMBO CORPORATION

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of June 30, 2019

Total stockholders' equity	$358,212
Deductions and/or charges:	
Non-allowable assets:	
Fees receivable	94,173
Prepaid expenses	8,260
Lease deposit	3,712
Furniture and equipment, net	23,971
Total non-allowable assets	130,116
Net capital	$228,096

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statements of financial condition	$2,168

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$5,000
Excess net capital	$ 223,096
Net capital less 120% of minimum requirement	$ 222,096
Ratio: Aggregate indebtedness to net capital	.01 to 1

KRAMBO CORPORATION
San Francisco, California

EXEMPTION REPORT

Including Report of Independent Registered Public Accounting Firm

For the Year Ended June 30, 2019

KRAMBO CORPORATION
TABLE OF CONTENTS

MRPR
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Krambo Corporation
San Francisco, California

We have reviewed management's statements, included in the accompanying Krambo Corporation Exemption Report, in which (1) Krambo Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Krambo Corporation claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i)) (the "exemption provisions") and (2) Krambo Corporation stated that Krambo Corporation met the identified exemption provisions throughout the most recent fiscal year without exception Krambo Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Krambo Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MRPR GROUP, P.C.
Southfield, Michigan
August 15, 2019

SEC Mail Processing
AUG 26 2019
Washington, DC

One Northwestern Plaza • 28411 Northwestern Highway Suite 800 • Southfield Michigan 48034-5538 • www.mrpr.com
O 248.357.9000
F 248.357.9001

KRAMBO CORPORATION
THE PRESIDIO OF SAN FRANCISCO
MAIL CALL BOX 29310
SAN FRANCISCO, CA 94129-0310
+1-415-281-4100
FAX +1-415-921-0706
MEMBER FINRA/ SIPC

August 8, 2019

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Krambo Corporation claims exemption from SEA Rule 15c3-3 under paragraph (k)(2)(i) for the period from July 1, 2018 through June 30, 2019 because Krambo Corporation does not carry any margin accounts, does not receive or hold customer funds or hold or safe-keep securities, and does not owe money or securities to customers.

Paragraph (k) (2)(i) states: "The provisions of this section shall not be applicable to a broker or dealer: (i) who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)". Krambo Corporation has met the identified exemption provisions above throughout this period without exception.

I, Ronald Gruber, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Sincerely,

Ronald J. Gruber
President

MRPR
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Members
Krambo Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Krambo Corporation and the SIPC, solely to assist you and the SIPC in evaluating Krambo Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2019. Krambo Corporation's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Krambo Corporation's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Krambo Corporation and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

MRPR GROUP, P.C.

Southfield, MI
August 15, 2019

One Northwestern Plaza • 28411 Northwestern Highway Suite 800 • Southfield Michigan 48034-5538 • www.mrpr.com

O 248.357.9000
F 248.357.9001